Exhibit (a)(5)(iv)

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4236

SUNSTONE HOTEL INVESTORS, INC. ANNOUNCES FINAL RESULTS OF

TENDER OFFER AND CONSENT SOLICITATION FOR 4.60%

EXCHANGEABLE SENIOR NOTES DUE 2027

San Clemente, CA – May 20, 2009 – Sunstone Hotel Investors, Inc. (NYSE: SHO) (“Sunstone”), sole managing member of Sunstone Hotel Partnership, LLC (the “Operating Partnership”), announced today the final results of the Operating Partnership’s previously announced tender offer and consent solicitation to purchase any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (CUSIP 86801FAA4) (the “Notes”) and to solicit consents (the “Consents”) from the registered holders of the Notes to adopt a proposed amendment to the Indenture governing the Notes (the “Proposed Amendment”).

In accordance with the terms and conditions of the tender offer and based on the final tabulation by Global Bondholder Services Corporation, the depositary for the tender offer and consent solicitation (the “Depositary”), a total of $123.5 million in principal amount of Notes, representing approximately 66.4% of the outstanding Notes, were validly tendered and not validly withdrawn. Upon acceptance of all such tendered Notes for purchase, holders of such tendered Notes will be entitled to $700 per $1,000 principal amount of the Notes (which includes a consent fee of $15 per $1,000 principal amount of the Notes), for total consideration of approximately $86.5 million (excluding fees and costs of the tender offer and consent solicitation).

In accordance with the terms and conditions of the consent solicitation and based on the final tabulation by the Depositary, a total of $58.0 million in principal amount of Notes, representing approximately 31% of the outstanding Notes, delivered Consents but did not tender their related Notes for a consent fee of $15 per $1,000 principal amount of Notes, for total consideration of approximately $0.9 million (excluding fees and costs of the tender offer and consent solicitation).

Based on the final tabulation by the Depositary, the holders of a total of $181.5 million in principal amount of Notes delivered Consents either in conjunction with a tender of the related Notes or without tendering the related Notes, representing 97.6% of the Notes outstanding on or prior to the expiration time of the tender offer and consent solicitation, resulting in the approval of the Proposed Amendment.

The Depositary will promptly pay for the Notes validly tendered and for Consents received. After giving effect to the purchase of the tendered Notes, the Operating Partnership will have outstanding approximately $62.5 million in aggregate principal amount of the Notes.

“We are pleased with the successful completion of the tender offer and consent solicitation. We were able to create significant shareholder value by repurchasing the notes at a significant discount to par and receiving the necessary consents that enhance our ability to negotiate with our secured lenders,” said Ken Cruse, Chief Financial Officer.

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 44 hotels comprised of 15,029 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit Sunstone’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: general economic and business conditions affecting the lodging and travel industry, both nationally and locally, including a prolonged U.S. recession; our need to operate as a REIT and comply with other applicable laws and regulations; rising operating expenses; relationships with and requirements of franchisors and hotel brands; relationships with and the performance of the managers of our hotels; the ground or air leases for eight of our hotels; performance of hotels after they are acquired; competition for the acquisition of hotels; competition in the operation of our hotels; our ability to complete acquisitions and dispositions; the need for renovations and other capital expenditures for our hotels; the impact of renovations on hotel operations and delays in renovations or other developments; changes in business strategy or acquisition or disposition plans; our level of outstanding debt, including secured, unsecured, fixed and variable rate debt; financial and other covenants in our debt and preferred stock; our ability to successfully complete an amendment to our credit facility; volatility in the credit or equity markets and the effect on lodging demand or our ability to obtain financing on favorable terms or at all; and other events beyond our control. Although Sunstone believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of the date hereof, and Sunstone undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Sunstone’s expectations.